FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005 (August 17, 2005)

Commission	File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 17-Aug-2005

Title: Open Briefing®. Ansell. CEO & CFO on FY06 Outlook

Record of interview:

corporatefile.com.au

Ansell today reported net profit adjusted for the SPT write-down of US$68.8 million for the year ended June 2005, up 36.5 percent from the previous year and Segment EBITA up 11.1 percent. Your guidance for the year ending June 2006 targets EPS of approximately US$0.54 to US$0.57 versus US$0.41 in 2005. What assumptions regarding the macro environment, including latex prices and exchange rates, underlie this?

CEO Doug Tough

Certainly some of the key macro-environmental factors affecting Ansell are latex costs and exchange rates, though there are others specific to the business/regional segments. Our business is a portfolio with nine “boxes” across our three businesses and three regions, each impacted by different commercial and competitive factors and our diversity enhances the strength of the whole.

We assume that in 2006 latex prices will be roughly in line with average 2005 prices, although we’ve started off with actual pricing a little higher than we’d expected. We’ll certainly be looking at ways to mitigate that, i.e. through selective product price increases (as already announced by some of our competitors) and continuing initiatives such as our Six Sigma program, which have helped drive our productivity in recent years.

CFO Rustom Jilla

On currency, we assume that US dollar-euro exchange rates would be roughly in line with the actual rate of last year and we’ve already hedged about half of 2006’s euro cash flow. Also, if the euro weakens considerably, we’d look at pricing in Europe just as our competitors would—and just as we have done in previous years. The recent fairly small appreciation of China’s yuan and Malaysia’s ringgit will not have any material impact.

Our EPS forecast of US$0.54 to US$0.57 benefits from not having goodwill amortisation under Australia’s recently adopted International Financial Reporting Standards (IFRS) and is up solidly on 2005 EPS adjusted to US50 cents for the IFRS change.

corporatefile.com.au

In the past, Ansell has provided guidance on expected Healthcare Segment EBITA for the year ahead. Why have you adopted EPS guidance in the current year?

CEO Doug Tough

We started with Segment EBITA guidance several years ago when Ansell needed to establish credibility, and when the business was in transition out of the former Pacific Dunlop conglomerate. We feel EPS is a metric that’s easy to understand and easy to communicate.

You’ve seen our performance and know that the company has focussed on maximising total shareholder return (TSR) over the last few years. This will continue by using our resources to grow, pay dividends and buy back stock. The market will be able to track our progress via our EPS growth.

corporatefile.com.au

The Occupational Healthcare business booked EBITA of US$61.0 million in 2005, up 15.5 percent, on the back of sales growth of 6.8 percent to US$414.3 million. EBITA margins rose to 14.7 percent but growth in both EBITA and sales slowed in the second half. What were the reasons for this and will growth further soften going forward?

CEO Doug Tough

You have to remember that Occupational had a particularly strong second half in 2004, with EBITA up 37 percent. In absolute dollars, second-half sales and profits were the highest they’ve ever been and there’s no reason to expect softening. Of course, we keep a watchful eye on commercial realities such as total glove usage in the US auto industry but the diversity of our Occupational business provides alternative growth opportunities.

corporatefile.com.au

HyFlex continued to grow strongly, up 27 percent to US$84.0 million and this product family now accounts for 20 percent of Occupational sales. How much has competition increased and can HyFlex maintain its volume growth and margins going forward?

CEO Doug Tough

We continue to improve and expand our HyFlex range and move into new markets. It would be unreasonable to expect HyFlex to continue to grow at the current rate. But then, that’s what we would have said a year ago! The success of

HyFlex has prompted heightened competition and that’s helped grow the overall market. We believe our share of the world synthetic occupational glove market has also grown from 18 to 20 percent.

corporatefile.com.au

Can you comment on Ansell’s progress with SafetyNet, which provides hand protection solutions software under the Ansell Value Proposition selling program? What indications do you have that you can retain and grow the client base?

CEO Doug Tough

SafetyNet is now well established in Europe and has been instrumental in winning over three large contracts in that region. In one case, SafetyNet enabled our customer to obtain more favourable insurance terms. The roll-out of SafetyNet in the US and Asia is commencing now, reflecting the time required to localise software and staff training.

corporatefile.com.au

The Professional Healthcare business booked EBITA of US$32.7 million, up 13.9 percent on sales growth of 2.8 percent to US$279.2 million. EBITA grew 26.3 percent in the second half and EBITA margin rose to 11.7 percent. What were the primary drivers of the increase and do you believe Professional can return to an EBITA margin level of over 16 percent that it booked three years ago?

CEO Doug Tough

The main drivers were greater volumes of surgical gloves, particularly in Europe where we’ve replaced a private label arrangement with our branded gloves, bigger volumes of examination gloves, steady plant operations, and the continued move away from powdered to power free surgical gloves.

CFO Rustom Jilla

On EBITA margins, we do not expect the Professional business to return to 16 percent short term. Firstly, examination glove pricing is fiercely competitive and much lower in recent years. Secondly, we haven’t recovered US surgical glove market share lost in 2003/2004 due to supply problems. Thirdly, the Professional business is the one most adversely affected by rising latex costs. However, based on current trends and expected new product introductions, we certainly expect further improvement.

corporatefile.com.au

Within the Professional division, what’s been your progress in regaining market share in US surgeons’ gloves? What confidence do you have that you can return to past market share levels without sacrificing margin?

CEO Doug Tough

We expect regaining market share to be a longer-term process but are encouraged by our product range improvements and new product plans. While our synthetic surgeons’ glove business has continued to grow, the market has grown even faster. However, we’re about to expand our range of synthetic gloves using another material.

corporatefile.com.au

In Consumer Healthcare, EBITA was US$22.0 million, down 2.7 percent on the back of a 1.6 percent drop in sales to US$130.4 million. Nevertheless, EBITA margin improved to 17.1 percent in the second half, up from 16.6 percent in the first half and you’ve indicated that EBITA growth improved in both the European region and the Americas in the second half. What’s driving this improvement?

CEO Doug Tough

Growth in Europe came from France, Italy and emerging markets including Russia and the Ukraine. In the Americas, we’ve been through several “refreshments” of our range and line extensions and are starting to see more traction. We also saw some abatement in US competition recently. Also contributing to results was an increase in other tenders, which made up for the first half impact of the loss of a Brazilian government contract.

corporatefile.com.au

Retail sales of branded condoms were down 2.7 percent for the year to US$69.7 million, albeit that the rate of decline softened in the second half. Can you comment on the trend in your market share in branded retail condoms? What strategy do you have in place to grow Ansell’s branded condom sales and what are the associated costs?

CEO Doug Tough

Our condom market share trend has been slightly negative due to fierce competition in the US and UK. Our strategy is to provide differentiated, innovative products such as Vibe 4U, which was rolled out last November in Australia and by March had become Australia’s number one condom item in terms of total revenue. In the US, we launched the 4Play by Lifestyles range, which is targeted at the fun, pleasure market. The costs associated with these launches haven’t been material as you can see from the 2005 result.

corporatefile.com.au

Ansell’s working capital out-flow for the full year was US$0.2 million, compared with a US$18.3 million out-flow in the first half and free cash flow for 2005 was US$93.8 million, up from US$76.3 million. What were the factors that contributed to the better working capital outcome in the second half and what’s the outlook for free cash flow?

CFO Rustom Jilla

As stated back in February, we recognised that our inventory at the end of the first half was too high and committed to reducing it through a worldwide initiative. We’re pleased to have exceeded our expectations by the end of June.

Our free cash flow (FCF) in 2005 continued to grow strongly. We cannot indefinitely grow sales while holding working capital flat but foresee no step changes in the levels of tax paid or capex spend. Therefore FCF should grow steadily along with the business.

corporatefile.com.au

As of the end of June net debt was US$111.9 million, down from US$161.3 million six months earlier, and net debt to net debt plus equity stood at 19.6 percent. You’ve flagged Ansell’s strong position for acquisitions and further re-distributions to shareholders, but with free cash flow of over US$90 million per year, couldn’t re-distributions be brought forward without prejudicing your ability to make acquisitions?

CEO Doug Tough

Yes they could. We’ve increased dividends in 2005 (by 31 percent), but for now we’re putting our share buy-backs on hold and building up our capacity to pursue growth initiatives – either internally or via acquisitions.

CFO Rustom Jilla

If we cannot make acquisitions that enhance shareholder value, we’ll look at share buy-backs and if appropriate, would not hesitate to go back to the board with recommendations for further repurchases, which would be preferable to retaining cash.

corporatefile.com.au

EPS for 2005 (pre SPT write down) was A$0.545, up 39.4 percent and you’ve announced an unfranked final dividend of A$0.10 per share, bringing the full-year payment to A$0.17 cents, up 30.8 percent. The pay-out ratio was around 30 percent. What factors might influence the company to increase the pay-out ratio going forward?

CFO Rustom Jilla

Firstly, we have no franking credits so redistributing excess cash via dividends is not tax efficient. Secondly, we believe that a moderate pay-out ratio combined with share buy-backs to redistribute excess cash is better from the overall perspective of increasing TSR.

CEO Doug Tough

We realise Ansell’s dividend levels are lower than those of our ASX 100 peers but wish to retain the greater flexibility of a moderate dividend pay-out level.

corporatefile.com.au

Ansell wrote down the carrying value of its South Pacific Tyres (SPT) Partnership with Goodyear by A$80 million at the end of June. You’ve indicated you’re likely to wait until near the end of the one-year put option period in August 2006, to put the business to Goodyear. Why not exit sooner given SPT’s performance is well below plan? Will additional write-downs be required if performance deteriorates further?

CFO Rustom Jilla

Even though SPT performed below plan in 2005, it’s continuing to do better, growing revenue and profit. At this point, it makes sense to wait as long as possible to maximise our pay-out. And yes, additional write-downs could be required in the future if the option pricing formula doesn’t justify the carrying value.

corporatefile.com.au

In the absence of acquisitions, what ability would you have to grow earnings if top-line growth were to remain at the 2005 level of 4.0 percent?

CEO Doug Tough

Remember that our 50 percent Segment EBITA growth since 2001 has come with revenue growth of just 2 percent a year. Obviously, we were fortunate in that forex gains offset latex cost increases. However, if we continue to grow revenue at 4 percent we’d certainly be able to continue to grow EPS at double-digit levels in coming years.

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

DISCLAIMER: Corporate File Pty Ltd has taken reasonable care in publishing the information contained in this Open Briefing®. It is information given in a summary form and does not purport to be complete. The information contained is not intended to be used as the basis for making any investment decision and you are solely responsible for any use you choose to make of the information. We strongly advise that you seek independent professional advice before making any investment decisions. Corporate File Pty Ltd is not responsible for any consequences of the use you make of the information, including any loss or damage you or a third party might suffer as a result of that use.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: August 17, 2005